FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Koselugo (selumetinib) approved in US for paediatric patients with neurofibromatosis type 1 plexiform neurofibromas

13 April 2020 07:00 BST

Koselugo (selumetinib) approved in US for paediatric
patients with neurofibromatosis type 1 plexiform neurofibromas

First medicine approved to treat this rare and debilitating genetic condition

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that the US Food and Drug Administration (FDA) has approved the kinase inhibitor Koselugo (selumetinib) for the treatment of paediatric patients two years of age and older with neurofibromatosis type 1 (NF1) who have symptomatic, inoperable plexiform neurofibromas (PN).1

The approval by the FDA was based on positive results from the National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP)-sponsored Phase II SPRINT Stratum 1 trial coordinated by the NCI's Center for Cancer Research, Pediatric Oncology Branch. This is the first regulatory approval anywhere in the world of a medicine for the treatment of NF1 PN.1

NF1 is a rare and debilitating genetic condition.2 Some 30-50% of patients with NF1 experience PN - tumours growing inside their nerve sheaths. These PN can cause clinical issues such as pain, motor dysfunction, airway dysfunction, bowel/bladder dysfunction and disfigurement.2,3

Results showed an overall response rate (ORR) of 66% (33 of 50 patients, confirmed partial response) in paediatric patients with NF1 PN when treated with Koselugo as a twice-daily oral monotherapy. ORR is defined as the percentage of patients with confirmed complete or partial response of at least 20% reduction in tumour volume.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "For the first time, patients and families impacted by this incurable genetic condition have an approved medicine to treat the resulting plexiform neurofibromas. I would like to thank our research partners, the NCI, the Neurofibromatosis Therapeutic Acceleration Program (NTAP), the Children's Tumor Foundation (CTF), the NF1 patient community and, most importantly, the children, parents and doctors who participated in the SPRINT clinical trial programme."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Previously there were no medicines approved for this disease. This approval has the potential to change how symptomatic, inoperable NF1 plexiform neurofibromas are treated and provides new hope for these patients."

Brigitte C. Widemann, M.D., Principal Investigator of the SPRINT trial and Chief, National Cancer Institute Pediatric Oncology Branch, said: "Koselugo has made a difference for many children in this trial. This is an important treatment advance for patients and their families."

AstraZeneca and MSD are jointly developing and commercialising Koselugo globally and submitted a marketing authorisation application in NF1 PN to the European Medicines Agency in the first quarter of 2020. Further global regulatory submissions are being evaluated.

Priority Review Voucher
AstraZeneca has received a Priority Review Voucher (PRV) under the Rare Pediatric Disease Designation Program intended to encourage development of new medicines for rare paediatric diseases. A PRV entitles the holder to FDA Priority Review of a single New Drug Application or Biologics License Application, which reduces the target review time and has led to an expedited approval.

Financial considerations
In accordance with the existing collaboration agreement between Merck and AstraZeneca, following approval and upcoming launch, AstraZeneca will book all monotherapy Product Sales of Koselugo; half of gross profits will be due to Merck and will be recorded under Cost of Sales. Any potential future sales-related milestone payments will be recorded under Collaboration Revenue. AstraZeneca will supply Koselugo.

NF1
NF1 is a debilitating genetic condition that affects one in every 3,000 to 4,000 individuals.4 It is caused by a spontaneous or inherited mutation in the NF1 gene and is associated with many symptoms, including soft lumps on and under the skin (cutaneous neurofibromas) and skin pigmentation (so-called 'café au lait' spots)2 and, in 30-50% of patients, tumours develop on the nerve sheaths (plexiform neurofibromas). These plexiform neurofibromas can cause clinical issues such as disfigurement, motor dysfunction, pain, airway dysfunction, visual impairment, and bladder/bowel dysfunction.

PN begin during early childhood, with varying degrees of severity, and can reduce life expectancy by up to 15 years.2,4

SPRINT
The SPRINT Phase I/II trial was designed to evaluate the objective response rate and impact on patient-reported and functional outcomes in paediatric patients with NF1-related inoperable PNs treated with Koselugo monotherapy.1 Results were published in The New England Journal of Medicine.5 This trial sponsored by NCI CTEP was conducted under a Cooperative Research and Development Agreement between NCI and AstraZeneca with additional support from NTAP.

Koselugo
Koselugo (selumetinib) is inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK1/2). MEK1/2 proteins are upstream regulators of the extracellular signal-related kinase (ERK) pathway. Both MEK and ERK are critical components of the RAS-regulated RAF-MEK-ERK pathway, which is often activated in different types of cancers.

Koselugo was granted US FDA Breakthrough Therapy Designation in April 2019, Rare Pediatric Disease Designation in December 2019, Orphan Drug Designation in February 2018, EU orphan designation in August 2018 and Swissmedic Orphan Drug Status in December 2018 for the treatment of paediatric patients with NF1 PN.

AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Koselugo (selumetinib) [prescribing information]. Wilmington, DE: AstraZeneca Pharmaceuticals LP; 2020.
2. National Institute of Neurological Disorders and Stroke. Neurofibromatosis Fact Sheet. "What is NF1?". Available at: www.ninds.nih.gov/disorders/patient-caregiver-education/fact-sheets/neurofibromatosis-fact-sheet #3162_2 Accessed February 2020.
3. Dombi E, Baldwin A, Marcus LJ, et al. Activity of selumetinib in neurofibromatosis type 1-related plexiform neurofibromas. N Engl J Med. 2016;375:2550-2560. DOI: 10.1056/NEJMoa1605943.
4. Rasmussen SA, Yang Q, Friedman JM. Mortality in neurofibromatosis 1: an analysis using U.S. death certificates. Am J Hum Genet. 2001;68:1110-1118.
5. Gross A, Wolters P, Dombi E, et al. Selumetinib in Children with Inoperable Plexiform Neurofibromas. N Engl J Med. 2020;382: DOI: 10.1056/NEJMoa11912735.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary